Exhibit 99.1

[LOGO] Hurricane Hydrocarbons Ltd.	News Release

FOR IMMEDIATE RELEASE — April 28, 2003 FOR: Hurricane Hydrocarbons Ltd. SUBJECT: 1Q03 Financial Results, Annual Meeting Webcast & Investors Tour

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. (“Hurricane”) announces it will be releasing its First Quarter 2003 financial results after market close on Tuesday, May 6, 2003.

Instead of its traditional conference call on quarterly results, Hurricane will make a presentation and respond to questions, immediately after the Annual and Special Meeting of Shareholders to be held at 11:00 a.m. Eastern time on Wednesday, May 7th at the Albany Club of Toronto, 91 King Street East located in Toronto, Ontario, Canada.

Hurricane will be hosting a live webcast of its presentation and of the Q&A session, after the formal Shareholders meeting. The webcast of the presentation and the Q&A session will commence at approximately 11:20 a.m. Eastern time, 9:20 a.m. Mountain time.

The webcast can be accessed from Hurricane’s or Canada NewsWire’s websites. When accessing the webcast via Hurricane’s website at www.hurricane-hhl.com, from the home page simply click on “Webcast”. An archive of the webcast will be available for 90 days after the original broadcast.

The company’s CEO and CFO will also be meeting investors in Toronto on May 8th and 9th. Mr. Bernard F. Isautier, President and CEO of Hurricane, will be a featured guest on the television programs “CTV NewsNet” and “Report on Business” on May 7th.

Hurricane is an independent, integrated international energy company engaged in the exploration for, production and export of crude oil and the refining and marketing of refined products, in the Republic of Kazakhstan.

Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. The company’s website can be accessed at www.hurricane-hhl.com. and Canada NewsWire’s website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations (403) 221-8658

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3 Telephone: (403) 221-8435 Fax: (403) 221-8425